

December 21, 2011

Via Email
Mr. Steven J. Buhaly
Chief Financial Officer
Triquint Semiconductor, Inc.
2300 N.E. Brookwood Parkway,
Hillsboro, Oregon 97124

> **Re: Triquint Semiconductor, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 000-22660**

Dear Mr. Buhaly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. We note the increasing percentage of total revenues from your customer Futaihua Industrial, a sister company of Foxconn. It appears the significance of this customer over the past three years has increased and continues to increase. We note for the three month period ended October 1, 2011 that Futaihua Industrial accounted for 35% of your revenues. In light of this increasing significance, please tell us, and include in your future filings, what known trends exist or what known uncertainties your management

anticipates with this customer and what risks and opportunities this presents to you and your business.

2.   We note your disclosure in the second paragraph under "Strategy and Industry Considerations" that discusses your high fixed costs and your statement that "strong growth in demand is driving increased capital expenditures for added capacity in our factories." It does not appear, however, that your disclosure in this section provides sufficient detail about this "demand" so that investors are able to recognize the known trends or uncertainties that management is aware of with regards to this demand and to your capacity. For example, what type of demand is occurring and how is management reacting in response to this demand in terms of capacity. See Item 303(a) of Regulation S-K. Please tell us how you would expand this disclosure in future filings so that investors can be aware of how management views your business prospects.

-Liquidity and Capital Resources, page 32

3.   We note your disclosures on page F-23 that you consider $108.7 million of undistributed earnings of your subsidiaries outside the United States to be permanently reinvested. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

Item 11. Executive Compensation, page 37

4.   We note the significant increase in stock options granted to your executives for 2010. However your disclosure on page 41 of your proxy statement does not describe the reasons for the large increases or how the amounts for each executive were determined. While we note that you state the committee used "significant judgment in measuring contributions, your disclosure states that in determining the number of awards to be granted the committee considered the executives "current contributions," "anticipated contributions in meeting TriQuint's long-term strategic performance goals," and "comparisons…to published surveys of executive stock option grants made by our peer group companies discussed above." Please tell us what were the current and anticipated contributions for each executive and how they compared to your "long-term strategic performance goals" and how you calculated the comparisons to your peer group's compensation.

Consolidated Statements of Operations, page F-3

5.   We note your disclosure throughout the filing, including on pages 5 and 24, that you derive revenues from foundry services, engineering services and research and development contracts. Please quantify the amount of revenue attributed to these services in each of the last three years and for the nine months ended September 30, 2011. Tell us how you have considered the guidance in Rule 5-03.1 of Regulation S-X in relation to these services revenues.

Note 12. Commitment and Contingencies, page F-24

6.   We note your disclosures here and within your October 1, 2011 Form 10-Q related to your outstanding litigation with Avago. Please revise your future filings to disclose the amount accrued, if any, related to your pending legal proceedings to the extent that it may be necessary for the financial statements not to be misleading. Please refer to paragraph 450-20-50-1 of the FASB Accounting Standards Codification.

7.   Further to the above, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to 450-20-50 of the FASB Accounting Standards Codification.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Note 17. Segment Information, page F-30

8.   We note your disclosure that you have concluded you have only one reportable operating segment. Please provide us with your analysis of your operating segments under FASB ASC 280-10-50-1. In your analysis, provide us with information to assist us in understanding how the company is organized, what information the chief operating

decision maker (CODM) reviews and what information the Board of Directors reviews. Address your consideration of the following factors:

- Throughout the filing, you refer to your three business markets: Mobile Devices, Networks and Defense and Aerospace. We note you sometimes refer to these as "divisions" or "business units." Please discuss how your CODM utilizes these classifications in assessing performance and allocating resources.

- In the table of Executive Officers on pages 35-37, we note you have four Vice Presidents that operate your Mobile Devices, Networks, Defense and Aerospace and Commercial Foundry operations. Please discuss how your CODM utilizes these classifications in assessing performance and allocating resources.

- On page 23, you discuss that in 2010 you transferred certain engineering and marketing staff from the networks to mobile devices business unit. Please explain in greater detail the circumstances surrounding this change in resource allocation and how you have considered these factors in determining your segment presentation.

In order to assist us in evaluating your segment presentation, please provide us with a sample of the reporting package that you provide to your CODM.

9.   We note your disclosures throughout the filing, including on page 5, that you have a number of different products. We also note that you provide engineering and other services. Please explain in greater detail to us how you have considered the guidance in section 280-10-50-40 of the FASB Accounting Standards Codification in connection with your segment disclosures. While we note your disclosure of revenues by business market, it is not clear how such disclosure fulfills the requirements of section 280-10-50-40 of the FASB Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have any questions regarding comments on the financial statements and related matters. Please contact Jay Mumford, Staff Attorney, at (202) 551- 3637, or Tim Buchmiller, Reviewing Attorney, at (202) 551- 3635 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief